SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For December 15, 2005

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

	By:	/s/ Alida Gualtieri
General Counsel & Secretary

Dated: December 15, 2005

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

DRAXIS Health Inc. (“DRAXIS”)

6870 Goreway Drive

2nd Floor, Mississauga, Ontario   L4V 1P1

2.                                      Date of Material Change

The material change occurred on December 8, 2005.

3.                                      News Release

The Press release reporting the material change was issued on December 8, 2005 at 9:00 a.m. (ET) Mississauga, Ontario via the CNW News Wire Service (Canada) and the PR News Wire Service (U.S.A.).

4.                                      Summary of Material Change

On December 8, 2005, the Company announced that the Board of Directors of DRAXIS had authorized, subject to regulatory approval from the Toronto Stock Exchange (“TSX”), the repurchase for cancellation of up to 3,522,530 of its common shares, which represents 10% of the 35,225,296 common shares in the public float as at December 6, 2005.  A draft Notice of Intention to make a Normal Course Issuer Bid was submitted on December 8, 2005 to the TSX.  On December 13, 2005, DRAXIS received approval from the TSX to proceed with the Normal Course Issuer Bid and issued a press release announcing this approval.

5.                                      Full Description of Material Change

Reference is made to the press releases attached hereto as Schedule “A”.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.                                      Omitted Information

No information has been omitted on the basis that it is confidential information.

8.                                      Executive Officer

Ms. Alida Gualtieri, General Counsel and Secretary

DRAXIS Health Inc.

16751 Trans Canada Highway

Kirkland, Québec  H9H 4J4

Tel.:  514 (630)-7060

9.                                      Date of Report

December 15, 2005

SCHEDULE “A” – PRESS RELEASE

For Immediate Release

December 8, 2005

DRAXIS Proposes Share Buyback Program

Mississauga, Ontario, December 8, 2005 – The Board of Directors of DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has authorized, subject to regulatory approval from the Toronto Stock Exchange (TSX), the repurchase for cancellation of up to 3,522,530 of its common shares, which represents 10% of the 35,225,296 common shares in the public float as at December 6, 2005. A draft Notice of Intention to Make a Normal Course Issuer Bid (NCIB) will be submitted today to the TSX for review.

Under the proposed NCIB, purchases of common shares at market prices could be made only on the TSX from time to time during the period starting two (2) trading days following TSX approval of the Company’s Notice of Intention and ending no later than one year later.  During the previous twelve months, the Company has not purchased any of its common shares.

The Board of Directors of DRAXIS believes that the underlying value of the Company is not reflected in the current market price of its common shares and has thus concluded that the repurchase of common shares pursuant to the proposed NCIB presently constitutes an appropriate use of financial resources and would be in the best interest of shareholders.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares;

and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:   877-441-1984

For Immediate Release

December 13, 2005

DRAXIS Share Buyback Approved by TSX

Mississauga, Ontario, December 13, 2005 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has received approval of its Notice of Intention from the Toronto Stock Exchange (TSX) for its previously announced Normal Course Issuer Bid to repurchase for cancellation up to 3,522,530 of its common shares, which represents 10% of the 35,225,296 common shares in the public float as at December 6, 2005.  DRAXIS may begin purchases of its shares through the facilities of the TSX beginning December 15, 2005 and the bid will end no later than December 14, 2006 or earlier if the Company purchases the maximum allowable number of shares.  DRAXIS had 41,652,271 common shares issued and outstanding as of December 6, 2005.  During the previous twelve months, DRAXIS has not purchased any of its common shares.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:   877-441-1984